Filed pursuant to Rule 424(b)(5) Registration No. 333-135195

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Security	Offering Price	Fee
Common Shares of Beneficial Interest, par value $0.01	10,350,000 (1)	$27.50	$284,625,000 (1)	$15,883.00 (2)

(1)	Assumes exercise in full of the underwriters’ option to purchase up to 1,350,000 additional shares of common shares to cover overallotments, if any.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”).
Prospectus Supplement
(To Prospectus dated June 21, 2006)
9,000,000 Common Shares
CAMDEN PROPERTY TRUST
Common Shares of Beneficial Interest
     We are offering 9,000,000 common shares to the public. Our common shares are listed on the New York Stock Exchange under the symbol “CPT.” The last reported sale price of our common shares on the New York Stock Exchange on May 5, 2009 was $29.59 per share.
     To preserve our status as a real estate investment trust, or REIT, for federal income tax purposes, our charter imposes certain restrictions on ownership of our common shares. See “Description of Capital Shares—Restrictions on Ownership” in the accompanying prospectus.
     Investing in our common shares involves risk. See “Risk Factors” beginning on page S-3 of this prospectus supplement, as well as beginning on page 3 of our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated by reference in this prospectus supplement and the accompanying prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$27.50	$247,500,000
Underwriting discount	$1.1687	$10,518,300
Proceeds to Camden (before expenses)	$26.3313	$236,981,700

     We have granted the underwriters the right to purchase within 30 days from the date of this prospectus supplement up to an additional 1,350,000 common shares from us at the public offering price, less the underwriting discount, to cover any over-allotments.
     The underwriters expect to deliver the common shares to investors on or about May 11, 2009. The underwriters are offering the common shares as set forth under “Underwriting.”

Joint Book-Running Managers

Merrill Lynch & Co.		J.P.Morgan

Co-Managers
Deutsche Bank Securities		Wachovia Securities
Morgan Keegan & Company, Inc.		PNC Capital Markets LLC
Credit Suisse	ING Wholesale	Morgan Stanley
Piper Jaffray	Scotia Capital	SunTrust Robinson Humphrey

The date of this prospectus supplement is May 6, 2009.

ABOUT THIS PROSPECTUS SUPPLEMENT
     You should read this prospectus supplement along with the accompanying prospectus, as well as the information incorporated by reference herein and therein, carefully before you invest in our common shares. These documents contain important information you should consider before making your investment decision. This prospectus supplement and the accompanying prospectus contain the terms of this offering of common shares. The accompanying prospectus contains information about our securities generally, some of which does not apply to the common shares covered by this prospectus supplement. This prospectus supplement may add, update or change information contained in or incorporated by reference in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with any information contained in or incorporated by reference in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the inconsistent information contained in or incorporated by reference in the accompanying prospectus.
     It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the additional information incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.
     You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized any other person to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
     As used in this prospectus supplement and the accompanying prospectus, all references to “we,” “us,” “our,” “Camden” and the “Company” mean Camden Property Trust and its consolidated subsidiaries and partnerships, collectively, except where it is clear from the context the term means only the issuer of the common shares, Camden Property Trust. Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

S-i

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You may inspect information we file with the New York Stock Exchange (“NYSE”), as well as our SEC filings, at the offices of the NYSE at 20 Broad Street, New York, New York 10005.
     The SEC allows us to “incorporate by reference” certain information we file with the SEC, which means we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus supplement and information that we file later with the SEC prior to the termination of this offering, except for information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC which is not deemed to be final and not incorporated by reference herein, will automatically update and supersede the information contained in this prospectus supplement. We incorporate by reference the following documents we filed with the SEC (File No. 1-12110) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	Current Reports on Form 8-K dated January 28, 2009, April 20, 2009 (except Item 7.01), April 22, 2009, April 29, 2009 and May 5, 2009;

•	Definitive Proxy Statement for our 2009 Annual Meeting of Shareholders filed with the SEC on March 23, 2009; and

•	the description of our common shares contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1993.
     Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference the exhibit in this prospectus supplement and the accompanying prospectus. You may obtain documents incorporated by reference in this prospectus supplement and the accompanying prospectus by requesting them in writing or by telephone from:
Camden Property Trust
Three Greenway Plaza, Suite 1300
Houston, Texas 77046
(713) 354-2500

S-ii

FORWARD-LOOKING STATEMENTS
     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could materially affect actual results, performances or achievements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, those listed under the caption “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as the following factors:
•	Volatility in capital and credit markets could adversely impact us;

•	We could be negatively impacted by the condition of Fannie Mae or Freddie Mac;

•	Unfavorable changes in economic conditions could adversely impact occupancy or rental rates;

•	We face risks associated with land holdings;

•	Difficulties of selling real estate could limit our flexibility;

•	Compliance or failure to comply with laws requiring access to our properties by disabled persons could result in substantial cost;

•	Competition could limit our ability to lease apartments or increase or maintain rental income;

•	Development and construction risks could impact our profitability;

•	Our acquisition strategy may not produce the cash flows expected;

•	Competition could adversely affect our ability to acquire properties;

•	Losses from catastrophes may exceed our insurance coverage;

•	Investments through joint ventures and partnerships involve risks not present in investments in which we are the sole investor;

•	We face risks associated with investments in and management of discretionary funds;

•	We depend on our key personnel;

•	Changes in laws and litigation risks could affect our business;

•	Tax matters, including failure to qualify as a REIT, could have adverse consequences;

S-iii

•	Insufficient cash flows could limit our ability to make required payments for debt obligations or pay distributions to shareholders;

•	We have significant debt, which could have important adverse consequences;

•	We may be unable to renew, repay, or refinance our outstanding debt;

•	Variable rate debt is subject to interest rate risk;

•	We may incur losses on interest rate hedging arrangements;

•	Issuances of additional debt or equity may adversely impact our financial condition;

•	Failure to maintain current credit ratings could adversely affect our cost of funds, related margins, liquidity, and access to capital markets;

•	Share ownership limits and our ability to issue additional equity securities may prevent takeovers beneficial to shareholders;

•	Our share price will fluctuate; and

•	We may reduce dividends on our equity securities or elect to pay a portion of the dividend in common shares.
     Accordingly, there is no assurance the Company’s expectations will be realized.
     We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

S-iv

SUMMARY
     This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision to purchase our common shares.
Our Business
     Camden Property Trust is a real estate investment trust, or REIT, engaged in the ownership, development, construction, and management of multifamily apartment communities. As of March 31, 2009, we owned interests in, operated, or were developing 186 multifamily properties comprising 64,329 apartment homes across the United States. We had 1,060 apartment homes under development at four of our multifamily properties, including 807 apartment homes at three multifamily properties owned through nonconsolidated joint ventures, and 253 apartment homes at one multifamily property owned through a fully consolidated joint venture in which we own an interest. In addition, we own other sites we may develop into multifamily apartment communities. One property comprised of 671 apartment homes was designated as held for sale.
     Our executive offices are located at 3 Greenway Plaza, Suite 1300, Houston, Texas 77046, and our telephone number is (713) 354-2500.
Recent Developments
Financing Update
     Subsequent to March 31, 2009, we repurchased an aggregate of $179.8 million principal amount of our outstanding debt, including $10.3 million principal amount of 5.875% Senior Unsecured Notes due 2012 pursuant to privately negotiated transactions, and $87.8 million principal amount of 4.375% Senior Unsecured Notes due 2010, $22.1 million principal amount of 6.750% Senior Unsecured Notes due 2010 and $59.6 million principal amount of 7.625% Senior Unsecured Notes due 2011 in a cash tender offer which expired on April 28, 2009.
     On April 17, 2009, certain of our subsidiaries, as borrowers, and the Company, as guarantor, entered into a Master Credit Facility Agreement with Red Mortgage Capital, Inc., as lender, for a $420,000,000 fixed rate loan. The loan will be assigned to Fannie Mae, has an annual interest rate of 5.12%, is payable interest only, and matures on May 1, 2019. We also entered into a standard nonrecourse carveout guaranty. The obligations of the borrowers under the agreement are directly or indirectly secured by cross-collateralized first priority mortgages on 11 multifamily properties. We used the proceeds from this credit facility for the pay down of amounts outstanding under our revolving line of credit, retirement of existing debt and for general corporate purposes.
Dividend
     We paid a dividend of $0.70 per common share with respect to the first quarter of 2009. Recognizing the need to maintain maximum financial flexibility in light of the current state of the capital markets, and considering the dividend requirements for the increased number of shares expected to be outstanding upon completion of this offering, we expect to reduce dividend payments on our common shares for the balance of 2009. We expect to pay $0.45 per common share with respect to the second, third and fourth quarters of 2009. We currently expect to pay the final three 2009 dividend payments fully in cash.
     While the statements above concerning the remaining dividends for 2009 are our current expectation, the actual dividend payable will be determined by the Board of Trust Managers based upon the circumstances at the time of declaration and the actual dividend payable may vary from such expected amounts.

The Offering

Common shares offered by Camden	9,000,000 shares (or 10,350,000 shares if the underwriters’ over-allotment option is exercised in full)

Common shares to be outstanding after this offering	65,327,763 shares (or 66,677,763 shares if the underwriters’ over-allotment option is exercised in full)

Use of proceeds	We estimate the net proceeds from this offering will be approximately $236.7 million (or approximately $272.3 million if the underwriters’ over-allotment option is exercised in full), after giving effect to the underwriting discount and our estimated offering expenses. We intend to use the net proceeds from this offering for the retirement of various issuances of debt and for general corporate purposes. See “Use of Proceeds” on page S-5 of this prospectus supplement.

New York Stock Exchange symbol	CPT
     The number of common shares to be outstanding after this offering is based upon 56,327,763 shares outstanding as of May 4, 2009. This number excludes 1,995,280 common shares reserved for issuance upon the exercise of options, 2,857,185 common shares issuable upon conversion of outstanding common operating partnership units and 12,807,213 shares held in treasury.
     For additional information regarding our common shares, see “Description of Capital Shares” in the accompanying prospectus.
Risk Factors
     Investing in our common shares involves risks. Please read the sections captioned “Risk Factors” beginning on page S-3 of this prospectus supplement, as well as beginning on page 3 of our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated by reference in this prospectus supplement and the accompanying prospectus.

RISK FACTORS
     Your investment in our common shares involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the factors set forth below as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2008 and any subsequently filed periodic reports which are incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether an investment in our common shares is suitable for you. If any of the risks contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus develop into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common shares could decline and you may lose all or part of your investment.
Volatility in capital and credit markets could adversely impact us and the market price of our common shares.
     The capital and credit markets have been experiencing extreme volatility and disruption, which has caused the spreads on prospective debt financings to widen considerably and made it more difficult to borrow money. If current levels of market disruption and volatility continue or worsen, we may not be able to obtain new debt financing or refinance our existing debt on favorable terms or at all, which would adversely affect our liquidity and our ability to make distributions to shareholders. This market turmoil and tightening of credit have led to an increased lack of consumer confidence and widespread reduction of business activity generally, which have adversely impacted and may continue to adversely impact us, including our ability to acquire and dispose of assets and continue our development pipeline. The volatility in capital and credit markets may also have a material adverse effect on the market value of our common shares.
We expect to reduce dividend payments on our common shares for the balance of 2009 and we may change the dividend policy for our common shares in the future.
     We paid a dividend of $0.70 per common share with respect to the first quarter of 2009. Recognizing the need to maintain maximum financial flexibility in light of the current state of the capital markets, and considering the dividend requirements for the increased number of shares expected to be outstanding upon completion of this offering, we expect to reduce dividend payments on our common shares for the balance of 2009. We expect to pay $0.45 per common share with respect each of the second, third and fourth quarters of 2009. We currently expect to pay the final three 2009 dividend payments fully in cash.
     In addition, a recent Internal Revenue Service revenue procedure allows us to satisfy the REIT income distribution requirement by distributing up to 90% of our dividends on our common shares in common shares in lieu of paying dividends entirely in cash. Although we reserve the right to utilize this procedure in the future, we currently have no intent to do so. In the event we pay a portion of a dividend in common shares, taxable U.S. shareholders would be required to pay tax on the entire amount of the dividend, including the portion paid in common shares, in which case such shareholders might have to pay the tax using cash from other sources. If a U.S. shareholder sells the shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common shares at the time of the sale. Furthermore, with respect to non-U.S. shareholders, we may be required to withhold U.S. tax with respect to such dividend, including in respect of all or a portion of such dividend payable in shares. In addition, if a significant number of our shareholders sell shares in order to pay taxes owed on dividends, such sales would put downward pressure on the market price of our common shares.
     The decision to declare and pay dividends on our common shares in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our Board of Trust Managers and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the “Code”), state law and such other factors as our Board of Trust Managers considers relevant. Any change in our dividend policy could have a material adverse effect on the market price of our common shares.

     While the statements above concerning the remaining dividends for 2009 are our current expectation, the actual dividend payable will be determined by the Board of Trust Managers based upon the circumstances at the time of declaration and the actual dividend payable may vary from such expected amounts.
This offering is expected to be dilutive.
     Giving effect to the issuance of common shares in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our expected earnings per share and funds from operations per share for the year ending December 31, 2009. The actual amount of dilution cannot be determined at this time and will be based on numerous factors.
Resales of our common shares in the public market following the offering may cause the market price to fall.
     We may issue up to 10,350,000 common shares in this offering, assuming full exercise of the underwriters’ option to purchase additional shares. The issuance of these new common shares could result in the depression of the market price for our common shares.

USE OF PROCEEDS
     We estimate the net proceeds from this offering will be approximately $236.7 million, or approximately $272.3 million if the underwriters’ over-allotment option is exercised in full, after giving effect to the underwriting discount and our estimated offering expenses. We intend to use the net proceeds from this offering for retirement of various issuances of debt and for general corporate purposes. As of May 5, 2009, the outstanding balance under our unsecured line of credit was approximately $23 million. Our line of credit matures in January 2010 and can be extended at our option to January 2011. The scheduled interest rate is based on spreads over the London Interbank Offered Rate, or LIBOR, or the prime rate. The scheduled interest rate spreads are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $300 million or the remaining amount available under the line of credit. Affiliates of some of the underwriters of this offering are lenders under the line of credit and, upon application of the net proceeds from this offering, each will receive its proportionate share of the amount of the line of credit to be repaid.
PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS
     Our common shares are listed on the NYSE under the symbol “CPT.” The table below sets forth, for the fiscal quarters indicated, high and low reported sales prices per common share on the NYSE and the cash distributions per share with respect to such fiscal quarter. The last reported sale price of our common shares on the NYSE on May 5, 2009 was $29.59 per share.

	High	Low	Distributions
2009 Quarters:
First	$31.68	$16.38	$0.70
Second (through May 5, 2009)	30.20	20.81	(a)

2008 Quarters:
First	$54.65	$42.18	$0.70
Second	55.35	44.08	0.70
Third	54.87	41.79	0.70
Fourth	44.95	18.96	0.70

2007 Quarters:
First	$79.26	$68.09	$0.69
Second	75.32	66.97	0.69
Third	68.74	54.96	0.69
Fourth	66.82	45.78	0.69

(a)	We expect to pay a dividend of $0.45 per common share with respect to the second quarter; however this has not yet been declared by our Board of Trust Managers.
     We paid a dividend of $0.70 per common share with respect to the first quarter of 2009. Recognizing the need to maintain maximum financial flexibility in light of the current state of the capital markets, and considering the dividend requirements for the increased number of shares expected to be outstanding upon completion of this offering, we expect to reduce dividend payments on our common shares for the balance of 2009. We expect to pay $0.45 per common share with respect to each of the second, third and fourth quarters of 2009.
     It has been our policy to declare dividends to the holders of our common shares so as to comply with applicable provisions of the Code governing REITs. The discussion of our dividend policy contained in this prospectus supplement supersedes and replaces any discussion of our prior dividend policy contained in our Annual Report on Form 10-K for the year ended December 31, 2008 or in the accompanying prospectus.
     Dividends are paid to common shareholders at the discretion of our Board of Trust Managers and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our Board of Trusts considers relevant.

SUPPLEMENTAL MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
     The following discussion supplements the discussion contained under the heading “Federal Income Tax Considerations and Consequences of Your Investment” in the accompanying prospectus and supersedes such discussion to the extent inconsistent with such discussion.
     Because the following discussion is a summary which, in conjunction with the discussion contained under the heading “Federal Income Tax Considerations and Consequences of Your Investment” in the accompanying prospectus, is intended to address only material federal income tax consequences relating to the ownership and disposition of our common shares which will apply to all holders, it may not contain all the information which may be important to you. As you review this discussion, you should keep in mind the following:
•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with investors which hold our common shares as “capital assets,” within the meaning of Section 1221 of the Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.
     You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of common shares on your tax situation, including any state, local or non-U.S. tax consequences.
     The information in this section is based on the current Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer to which they are addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not requested and do not plan to request any rulings from the Internal Revenue Service concerning the matters discussed in the following discussion. It is possible the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and a court could agree with the Internal Revenue Service.
Tax Legislation
     On July 30, 2008, President Bush signed into law “The Housing and Economic Recovery Act of 2008” (the “Act”). The Act contains a number of provisions applicable to REITs and is generally effective for our taxable year beginning on January 1, 2009. As noted below, however, certain provisions are effective after the date of enactment. Some of the provisions address the treatment of foreign currency gains and income from hedging transactions for purposes of the REIT 75% and 95% income tests, while other provisions modify the REIT asset tests and the method for calculating amounts subject to the prohibited transaction penalty tax.
•	The Act revised the tax treatment of certain foreign currency gains for purposes of the REIT 75% and 95% gross income tests. In general, if foreign currency gain is recognized after July 30, 2008 with respect to income that qualifies for purposes of the 75% gross income test, then such foreign currency gain will not constitute gross income for purposes of the 75% and 95% gross income tests. If foreign currency gain is recognized after July 30, 2008 with respect to income that qualifies for purposes of the 95% gross income test, then such foreign currency gain will not constitute gross income for purposes of the 95% gross income test, but will generally be included in gross income and treated as nonqualifying income for purposes of the 75% gross income test, except to the extent that such foreign currency gain qualifies pursuant to the immediately preceding sentence.

•	The Act provides that certain hedging income (as described below, “qualified hedging income”) derived from transactions entered into by us after July 30, 2008 is excluded from both the REIT 75% and 95% income tests. Historically, “qualified hedging income” included only income derived from transactions that hedged indebtedness incurred or to be incurred by us to acquire or carry real estate assets. Under the Act, “qualified hedging income” is expanded to include income recognized by us from a transaction primarily entered into to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% income tests. Under both prior law and the Act, we are also required to properly identify any such hedges in our books and records.

•	Under the Act, we may hold up to 25% (as opposed to 20% under prior law) of our assets in the form of securities issued by taxable REIT subsidiaries.

•	We are subject to a 100% penalty tax on income from prohibited transactions (generally, income derived from the sale of property primarily held for sale to customers in the ordinary course of business). With respect to prohibited transactions occurring after July 30, 2008, any foreign currency gain (as defined in Section 988(b)(1) of the Code) and any foreign currency loss (as defined in Section 988(b)(2) of the Code) will be taken into account in determining the amount of income subject to the 100% penalty tax. The Code provides a safe harbor that, if met, allows us to avoid being treated as engaged in a prohibited transaction. In the case of sales taking place after July 30, 2008, the Act makes it easier to comply with the safe harbor by reducing from 4 years to 2 years the time periods during which certain conditions must be satisfied. In order to meet the safe harbor as amended, among other things, (i) we must have held the property for at least 2 (previously 4) years (and, in the case of property which consists of land or improvements not acquired through foreclosure, we must have held the property for 2 (previously 4) years for the production of rental income), (ii) we must not have made aggregate expenditures during the 2- (previously 4-) year period preceding the date of sale that exceed 30% of the net selling price of the property, and (iii) during the taxable year the property is disposed of, we must not have made more than 7 property sales or, alternatively, either the aggregate adjusted basis of all of the properties sold by us during the taxable year must not exceed 10% of the aggregate adjusted basis of all of our assets as of the beginning of the taxable year or the aggregate fair market value of all the properties sold by us during the taxable year must not exceed 10% of the aggregate fair market value of all our assets as of the beginning of the taxable year.

UNDERWRITING
     We intend to offer the common shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, and J.P. Morgan Securities Inc., or J.P. Morgan, are acting as the representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of common shares listed opposite their names below.

Number of
Underwriter:	Common Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,150,000
J.P. Morgan Securities Inc.	3,150,000
Deutsche Bank Securities Inc.	540,000
Wachovia Capital Markets, LLC	540,000
Morgan Keegan & Company, Inc.	243,000
PNC Capital Markets LLC	243,000
Credit Suisse Securities (USA) LLC	162,000
ING Financial Markets LLC	162,000
Morgan Stanley & Co. Incorporated	324,000
Piper Jaffray & Co.	162,000
Scotia Capital (USA), Inc.	162,000
SunTrust Robinson Humphrey, Inc.	162,000

Total	9,000,000

     The underwriters have agreed to purchase all of the common shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.
     The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Over-Allotment
     We have granted to the underwriters an option to purchase up to 1,350,000 additional common shares at the same price per share as they are paying for the shares shown in the table below. The underwriters may exercise this option only to cover over-allotments in connection with the sale of the common shares offered by this prospectus supplement. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will purchase additional common shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of this option.
Commissions and Discounts
     The representatives have advised us that the underwriters propose initially to offer the common shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.66 per share. After the public offering, the public offering price and concession may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment described above.

	Per Share	Without Option	With Option
Public offering price	$27.50	$247,500,000	$284,625,000
Underwriting discount	$1.1687	$10,518,300	$12,096,045
Proceeds, before expenses, to us	$26.3313	$236,981,700	$272,528,955
     We estimate the total expenses related to this offering, excluding underwriting discounts, will be approximately $250,000 and are payable by us.
No Sales of Similar Securities
     Certain of our officers and our trust managers have agreed for a period of 90 days after the date of this prospectus supplement, with certain exceptions, not to, without the prior written consent of Merrill Lynch and J.P. Morgan, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any common shares or any securities convertible into or exchangeable or exercisable for common shares, whether now owned or hereafter acquired by the undersigned or with respect to which our executive officers or trust managers has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.
     We have entered into a similar agreement with the underwriters, under which we have agreed not to issue any such shares or securities for a period of 90 days after the date of this prospectus supplement without the prior written consent of Merrill Lynch and J.P. Morgan, except for shares issued pursuant to employee and incentive share award benefit plans in existence on the date hereof, upon conversion of outstanding operating partnership units or as partial or full payment for properties to be acquired by us; provided that no such issuance, individually or in the aggregate, will exceed 5% of our then outstanding common shares, excluding for this purpose commons shares issued upon conversion of operating partnership units.
New York Stock Exchange Listing
     The shares are listed on the New York Stock Exchange under the symbol “CPT.”
Price Stabilization and Short Positions
     Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.
     If the underwriters create a short position in the common shares in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the underwriters’ option to purchase additional shares described above. Purchases of our common shares to stabilize the price of our common shares or to reduce a short position may cause the price of our common shares to be higher than it might be in the absence of such purchases.
     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution
     In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the Internet Website maintained by Merrill Lynch. Other than the prospectus supplement in electronic format, the information on the Merrill Lynch Website is not part of this prospectus supplement.
Other Relationships
     From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform investment banking and/or commercial banking services for, us and our affiliates in the ordinary course of business. Affiliates of each of the underwrites are lenders under our unsecured credit facility and/or certain other lending arrangements with us or our affiliates and, upon application of the net proceeds from this offering, each of such lenders under our unsecured credit facility will receive its proportionate share of the amount of the line of credit to be repaid.
Selling Restrictions
     No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common shares, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common shares where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
     Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.
European Economic Area/United Kingdom
     In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer to the public of the common shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that relevant member state, except that, with effect from and including the relevant implementation date, an offer to the public in that relevant member state of any common shares may be made at any time:
•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

     Any person making or intending to make any offer within the European Economic Area of the common shares which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor will authorize, the making of any offer of the common shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of the common shares contemplated in this prospectus supplement.
     For purposes of this provision, and the buyer’s representation below, the expression an “offer to the public” in relation to the common shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.
     Each person in a relevant member state who receives any communication in respect of, or who acquires any common shares which are the subject of the offering contemplated by this prospectus supplement under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each underwriter and us that:
(a)	it is a qualified investor within the meaning of the law in that relevant member state implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any common shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where the common shares have been acquired by it on behalf of persons in any relevant member state other than qualified investors, the offer of those common shares to it is not treated under the Prospectus Directive as having been made to such persons.
Switzerland
     This prospectus supplement, as well as any other material relating to the common shares which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The common shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the common shares, including, but not limited to, this prospectus supplement, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.
     The common shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the common shares with the intention to distribute them to the public. The investors will be individually approached by the underwriters from time to time.
     This prospectus supplement, as well as any other material relating to the common shares, are personal and confidential and do not constitute an offer to any other person. This prospectus supplement may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.
Dubai International Financial Centre
     This prospectus supplement relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus supplement is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus supplement nor taken steps to verify the information set out in it, and has no responsibility for it. The common shares which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the common shares. If you do not understand the contents of this prospectus supplement, you should consult an authorized financial adviser.

LEGAL MATTERS
     Certain legal matters will be passed upon for us by Locke Lord Bissell & Liddell LLP, Dallas, Texas, as our securities and tax counsel. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters. Sidley Austin LLP may rely on the opinion of Locke Lord Bissell & Liddell LLP as to matters of Texas law.
EXPERTS
     The consolidated financial statements, and the related financial statement schedules, incorporated in this prospectus supplement and the accompanying prospectus by reference from Camden Property Trust’s Annual Report on Form 10-K, as amended by the Current Report on Form 8-K filed on May 5, 2009, and the effectiveness of the Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated in this prospectus supplement and the accompanying prospectus by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
Camden Property Trust
Common Shares, Preferred Shares, Debt Securities and Warrants
     We may offer and sell from time to time common shares, preferred shares, debt securities and warrants. The preferred shares or warrants may be convertible into or exercisable or exchangeable for common or preferred shares or other of our securities. Our common shares are listed on the New York Stock Exchange and trade under the symbol “CPT.”
     We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. In addition, selling securityholders may sell these securities, from time to time, on terms described in the applicable prospectus supplement.
     This prospectus describes some of the general terms that may apply to the securities that we may offer and sell from time to time. Prospectus supplements will be filed and other offering material may be provided at later dates that will contain specific terms of each issuance of securities.

     None of the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
     This prospectus and applicable prospectus supplement may be used either in the initial sale of the securities or in resales by selling securityholders.

The date of this prospectus is June 21, 2006.

 i

WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is http://www.camdenliving.com.
     This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits some of the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy of the registration statement, including the exhibits and schedules, as described in the previous paragraph.
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.
     We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 1-12110) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:
•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	Current Reports on Form 8-K dated January 20, 2006, May 4, 2006, May 31, 2006 and June 6, 2006; and

•	the description of our common shares contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1993.
     You may request a copy of these filings at no cost by writing or telephoning Investor Relations at the following address and telephone number:
Camden Property Trust
Three Greenway Plaza, Suite 1300
Houston, Texas 77046
(713) 354-2500
     You should rely only on the information incorporated by reference or provided in this prospectus or in the supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY
     Camden Property Trust is one of the largest real estate investment trusts in the nation with operations related to the ownership, development, construction and management of multifamily apartment communities. As of March 31, 2006, we owned interests in, operated or were developing 200 multifamily properties containing 68,903 apartment homes located in thirteen states. We had 4,519 apartment homes under development at thirteen of our multifamily properties, including 561 apartment homes at two multifamily properties owned through joint ventures. We had eight properties containing 3,691 apartment homes which were designated as held for sale. Additionally, we had several sites that we intend to develop into multifamily apartment communities.
     Our executive offices are located at 3 Greenway Plaza, Suite 1300, Houston, Texas 77046, and our telephone number is (713) 354-2500.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     We have made statements in this prospectus and any supplement that are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus.
     Reliance should not be placed on these forward-looking statements because they are subject to known and unknown risks, uncertainties and other factors that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:
•	the results of our efforts to implement our property development and acquisition strategies;

•	the effects of economic conditions, including rising interest rates;

•	our ability to generate sufficient cash flows;

•	the failure to qualify as a real estate investment trust;

•	the costs of our capital and debt;

•	changes in our capital requirements;

•	the actions of our competitors and our ability to respond to those actions;

•	the actions of borrowers under our mezzanine loans;

•	changes in governmental regulations, tax rates and similar matters;

•	environmental uncertainties and disasters; and

•	other risks detailed in our other SEC reports or filings.
     These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

USE OF PROCEEDS
     We intend to use the net proceeds from the sale of the securities for general corporate purposes. Those purposes include the repayment or refinancing of debt, property acquisitions and development in the ordinary course of business, working capital, investment in financing transactions and capital expenditures.
     We will describe in the supplement any proposed use of proceeds other than for general corporate purposes.
DESCRIPTION OF CAPITAL SHARES
     Our declaration of trust provides that we may issue up to 110,000,000 shares of beneficial interest, consisting of 100,000,000 common shares and 10,000,000 preferred shares. At June 16, 2006, 56,350,524 common shares were outstanding.
Common Shares
     Holders of common shares are entitled to one vote per share. There is no cumulative voting in the election of trust managers. The board may declare dividends on common shares in its discretion if funds are legally available for those purposes. On liquidation, common shareholders are entitled to receive pro rata any of our remaining assets, after we satisfy or provide for the satisfaction of all liabilities and obligations on our preferred shares, if any. Common shareholders do not have preemptive rights to subscribe for or purchase any of our capital shares or any other of our securities, except as may be granted by the board.
Preferred Shares
     Under our declaration of trust, the board is authorized, without shareholder approval, to issue preferred shares in one or more series, with the designations, powers, preferences, rights, qualifications, limitations and restrictions as the board determines. Thus, the board, without shareholder approval, could authorize the issuance of preferred shares with voting, conversion and other rights that could adversely affect the voting power and other rights of common shareholders or that could make it more difficult for another company to enter into a business combination with us.
Restrictions on Ownership
     In order for us to qualify as a REIT, under the Internal Revenue Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals or entities during the last half of a taxable year. In addition, our capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.
     Because our board believes it is essential for us to continue to qualify as a REIT, our declaration of trust provides that in general no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% of our total outstanding capital shares. Any transfer of shares will not be valid if it would:
•	create a direct or indirect ownership of shares in excess of 9.8% of our total outstanding capital shares;

•	result in shares being owned by fewer than 100 persons;

•	result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; or

•	result in our disqualification as a REIT.

     If any person owns or is deemed to own more than 9.8% of our total outstanding capital shares, the shares that exceed this ownership limit will automatically be deemed to be transferred to us. We will act as trustee of a trust for the exclusive benefit of the transferees to whom these shares may ultimately be transferred without violating the 9.8% ownership limit. While in trust, these shares will not be entitled to participate in dividends or other distributions and, except as required by law, will not be entitled to vote. We will have the right, for a period of 90 days during the time any securities are held by us in trust, to purchase all or any portion of these securities from the original shareholder at the lesser of the price paid for the shares and the market price of the shares on the date we exercise our option to purchase. All certificates representing capital shares will bear a legend referring to the restrictions described above.
     These restrictions on ownership may have the effect of precluding acquisition of control unless the board and shareholders determine that maintenance of REIT status is no longer in our best interests.
Shareholder Liability
     Our declaration of trust provides that no shareholder will be personally or individually liable in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board. A shareholder will be under no obligation to us or to our creditors with respect to such shares, other than the obligation to pay to us the full amount of the consideration for which such shares were issued or to be issued. By statute, the State of Texas provides limited liability for shareholders of a REIT organized under the Texas Real Estate Investment Trust Act.
Transfer Agent and Registrar
     American Stock Transfer & Trust Company or its successor is the transfer agent and registrar for our common shares.
DESCRIPTION OF WARRANTS
     We may issue warrants for the purchase of debt securities, preferred shares or common shares. We may issue warrants independently or together with debt securities, preferred shares or common shares or attached to or separate from the offered securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not act for or on behalf of warrant holders.
     This summary of some of the provisions of the warrants is not complete. You should refer to the provisions of the warrant agreement that will be filed with the SEC as part of the offering of any warrants. To obtain a copy of this document, see “Where You Can Find More Information” on page 1.
DESCRIPTION OF DEBT SECURITIES
     The debt securities will be issued under an indenture between us and SunTrust Bank, as trustee.
     The following summary of some of the provisions of the indenture is not complete. You should look at the indenture that is filed as an exhibit to the registration statement of which this prospectus is a part. To obtain a copy of the indenture or other documents that we file with the SEC, see “Where You Can Find More Information” on page 1.
General
     The debt securities will be direct, unsecured and unsubordinated obligations and will rank equally with all other of our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we can offer under it.
     We may issue additional debt securities without your consent. We may issue debt securities in one or more series. We are not required to issue all debt securities of one series at the same time. Also, unless otherwise provided, we may open a series without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of such series.
     The supplement will address the following terms of the debt securities:
•	their title;

•	any limits on the principal amounts to be issued;

•	the dates on which the principal is payable;

•	the rates, which may be fixed or variable, at which they will bear interest, or the method for determining rates;

•	the dates from which the interest will accrue and be payable, or the method of determining those dates, and any record dates for the payments due;

•	any provisions for redemption, conversion or exchange, at our option or otherwise, including the periods, prices and terms of redemption or conversion;

•	any sinking fund or similar provisions, whether mandatory or at the holder’s option, along with the periods, prices and terms of redemption, purchase or repayment;

•	the amount or percentage payable if we accelerate their maturity, if other than the principal amount;

•	any changes to the events of default or covenants set forth in the indenture;

•	the terms of subordination, if any;

•	whether the series may be reopened; and

•	any other terms consistent with the indenture.
     We may authorize and determine the terms of a series of debt securities by resolution of our board of trust managers or one of its committees or through a supplemental indenture.
Form of Debt Securities
     Unless the supplement otherwise provides, the debt securities will be issued in registered form. We will issue debt securities only in denominations of $1,000 and integral multiples of that amount.
     Unless the supplement otherwise provides, we will issue debt securities as one or more global securities. This means that we will not issue certificates to each holder. We generally will issue global securities in the total principal amount of the debt securities in a series. Debt securities in global form will be deposited with or on behalf of a depositary. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary and any nominee of that successor. Unless otherwise identified in the supplement, the depositary will be The Depository Trust Company (“DTC”).
     We may determine not to use global securities for any series. In that event, we will issue debt securities in certificated form.

     The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in certificated form. Those laws and some conditions on transfer of global securities may impair the ability to transfer interests in global securities.
Ownership of Global Securities
     So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. Both we and the trustee are only required to treat the depositary or its nominee as the legal owner of those securities for all purposes under the indenture.
     Unless otherwise specified in this prospectus or the supplement, no actual purchaser of debt securities represented by a global security will be entitled to receive physical delivery of certificated securities or will be considered the holder of those securities for any purpose under the indenture. In addition, no actual purchaser will be able to transfer or exchange global securities unless otherwise specified in this prospectus or the supplement. As a result, each actual purchaser must rely on the procedures of the depositary to exercise any rights of a holder under the indenture. Also, if an actual purchaser is not a participant in the depositary, the actual purchaser must rely on the procedures of the participant through which it owns its interest in the global security.
The Depository Trust Company
     The following is based on information furnished by DTC and applies to the extent that it is the depositary, unless otherwise provided in the supplement.
     Registered Owner. The debt securities will be issued as fully registered securities in the name of Cede & Co., which is DTC’s partnership nominee. The trustee will deposit the global security with the depositary. The deposit with the depositary and its registration in the name of Cede & Co. will not change the nature of the actual purchaser’s ownership interest in the debt securities.
     DTC’s Organization. DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of that law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.
     DTC is owned by a number of its direct participants and the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and some other organizations who directly participate in DTC. Other entities may access DTC’s system by clearing transactions through or maintaining a custodial relationship with direct participants. The rules applicable to DTC and its participants are on file with the SEC.
     DTC’s Activities. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participant’s accounts. Doing so eliminates the need for physical movement of securities certificates.
     Participants’ Records. Except as otherwise provided in this prospectus or a supplement, purchases of debt securities must be made by or through a direct participant, which will receive a credit for the securities on the depositary’s records. The purchaser’s interest is in turn to be recorded on the participants’ records. Actual purchasers will not receive written confirmations from the depositary of their purchase, but they generally receive confirmations along with periodic statements of their holdings from the participants through which they entered into the transaction.
     Transfers of interest in the global securities will be made on the books of the participants on behalf of the actual purchasers. Certificates representing the interest of the actual purchasers in the securities will not be issued unless the use of global securities is suspended.

     The depositary has no knowledge of the actual purchasers of global securities. The depositary’s records only reflect the identity of the direct participants, who are responsible for keeping account of their holdings on behalf of their customers.
     Notices Among the Depositary, Participants and Actual Owners. Notices and other communications by the depositary, its participants and the actual purchasers will be governed by arrangements among them, subject to any legal requirements in effect.
     Voting Procedures. Neither DTC nor Cede & Co. will give consents for or vote the global securities. The depositary generally mails an omnibus proxy to us just after the applicable record date. That proxy assigns Cede & Co.’s voting rights to the direct participants to whose accounts the securities are credited at that time.
     Payments. Principal and interest payments made by us will be delivered to the depositary. DTC’s practice is to credit direct participants’ accounts on the applicable payment date unless it has reason to believe that it will not receive payment on that date. Payments by participants to actual purchasers will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in “street name.” Those payments will be the responsibility of that participant, not the depositary, the trustee or us, subject to any legal requirements in effect at that time.
     We are responsible for payment of principal, interest and premium, if any, to the trustee, who is responsible to pay it to the depositary. The depositary is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payment to the actual purchasers.
Transfer or Exchange of Debt Securities
     You may transfer or exchange debt securities other than global securities without service charge at the corporate trust office of the trustee. You may also surrender debt securities other than global securities for conversion or registration of transfer without service charge at the corporate trust office of the trustee. You must execute a proper form of transfer and pay any taxes or other governmental charges resulting from that action.
Transfer Agent
     If we designate a transfer agent in addition to the trustee in a supplement, we may at any time rescind this designation or approve a change in the location through which the transfer agent acts. We will, however, be required to maintain a transfer agent in each place of payment for a series of debt securities. We may at any time designate additional transfer agents for a series of debt securities.
Limitations on Incurrence of Indebtedness
     Under the indenture, we may not, and may not permit any of our Subsidiaries (as defined below) to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries’ outstanding Debt on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication):
     1. our and our Subsidiaries’ Total Assets (as defined below) as of the end of the calendar quarter covered in our Annual Report on
Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934 with the trustee) prior to the incurrence of such additional Debt; and
     2. the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

     In addition, we may not, and may not permit any of our Subsidiaries to, incur any Debt secured by any Encumbrance (as defined below) upon any of our or our Subsidiaries’ property if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries’ outstanding Debt on a consolidated basis which is secured by any Encumbrance on our or any of our Subsidiaries’ property is greater than 40% of the sum of (without duplication):
     1. our and our Subsidiaries’ Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934, with the trustee) prior to the incurrence of such additional Debt; and
     2. the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any of our Subsidiaries since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.
     Also, neither we nor our Subsidiaries may at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) on a consolidated basis.
     Furthermore, we may not, and may not permit any of our Subsidiaries to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred will have been less than 1.5:1, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumptions that:
     1. such Debt and any other Debt that we or any of our Subsidiaries incur since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had been incurred at the beginning of such period;
     2. the repayment or retirement of any other of our and our Subsidiaries’ Debt since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility will be computed based upon the average daily balance of such Debt during such period);
     3. in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and
     4. if we or any of our Subsidiaries acquire or dispose of any asset or group of assets since the first day of such four-quarter period, whether by merger, share purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.
     “Acquired Debt” means Debt of a person:
     1. existing at the time such person becomes a Subsidiary; or
     2. assumed in connection with the acquisition of assets from such person or entity, in each case, other than Debt incurred in connection with, or in contemplation of, such person becoming a Subsidiary or such acquisition. Acquired Debt will be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

     “Annual Service Charge” as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our and our Subsidiaries’ Debt and the amount of dividends which are payable in respect of any Disqualified Shares (as defined below).
     “Consolidated Income Available for Debt Service” for any period means our and our Subsidiaries’ Earnings from Operations (as defined below) plus amounts that have been deducted, and minus amounts that have been added, for the following (without duplication):
     1. our and our Subsidiaries’ interest on Debt;
     2. our and our Subsidiaries’ provision for taxes based on income;
     3. amortization of debt discount and deferred financing costs;
     4. provisions for gains and losses on properties and property depreciation and amortization;
     5. the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period; and
     6. amortization of deferred charges.
     “Debt” means, without duplication, any of our and our Subsidiaries’ indebtedness, whether or not contingent, in respect of:
     1. borrowed money or evidenced by bonds, notes, debentures or similar instruments;
     2. indebtedness for borrowed money secured by any Encumbrance existing on our or any of our Subsidiaries’ property;
     3. the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other of our or any of our Subsidiaries’ indebtedness otherwise reflected as Debt under this definition) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement;
     4. the principal amount of all of our and our Subsidiaries’ obligations with respect to redemption, repayment or other repurchase of any Disqualified Shares; or
     5. any lease of property in which we or any of our Subsidiaries is a lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any of our or our Subsidiaries’ obligations to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of a person other than us or any of our Subsidiaries (it being understood that we will be deemed to incur Debt whenever we or any of our Subsidiaries creates, assumes, guarantees or otherwise becomes liable in respect thereof).
     “Disqualified Shares” means, with respect to any person, any capital shares of such person which by the terms of such capital shares (or by the terms of any security into which they are convertible or for which they are exchangeable or exercisable), upon the happening of any event or otherwise:

     1. mature or are mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than capital shares which are redeemable solely in exchange for common shares);
     2. are convertible into or exchangeable or exercisable for Debt or Disqualified Shares; or
     3. are redeemable at the option of the holder thereof, in whole or in part (other than capital shares which are redeemable solely in exchange for common shares), in each case on or prior to the stated maturity of the debt securities.
     “Earnings from Operations” for any period means net earnings excluding gains and losses on sales of investments, as reflected in our consolidated financial statements for such period determined on a consolidated basis in accordance with generally accepted accounting principles.
     “Encumbrance” means any mortgage, lien, charge, pledge or security interest of any kind.
     “Subsidiary” means any corporation or other entity of which we directly, or indirectly through one or more of our Subsidiaries, own a majority of the voting power of the voting equity securities or the outstanding equity interests. For the purposes of this definition, “voting equity securities” means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.
     “Total Assets” as of any date means the sum of:
     1. the Undepreciated Real Estate Assets; and
     2. all of our and our Subsidiaries’ other assets determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).
     “Total Unencumbered Assets” means the sum of
     1. those Undepreciated Real Estate Assets not subject to an Encumbrance; and
     2. all of our and our Subsidiaries’ other assets not subject to an Encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).
     “Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of our and our Subsidiaries’ real estate assets on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.
     “Unsecured Debt” means Debt that is not secured by any Encumbrance upon any of our or our Subsidiaries’ properties.
     See “—Covenants” for a description of additional covenants applicable to us.
Covenants
     The following is a summary of some of the covenants we have made in the indenture.
     Existence. Except in connection with permitted mergers, consolidations or sales of assets, we agreed to do or cause to be done all things necessary to preserve and keep our corporate existence, rights and franchises in full force and effect. We are not, however, required to preserve any right or franchise if we determine that its preservation is no longer desirable in the conduct of our business and that the loss is not disadvantageous in any material respect to the holders of debt securities.

     Maintenance of Properties. We agreed to maintain and keep in good condition all of our material properties used or useful in the conduct of our business. This does not, however, preclude us from disposing of our properties in the ordinary course of business.
     Insurance. We agreed to maintain with insurers of recognized responsibility insurance concerning our properties against such casualties and contingencies and of such types and in such amounts as is customary for the same or similar businesses.
     Payment of Taxes and Other Claims. We agreed to pay or discharge before they become delinquent all taxes and other governmental charges levied or imposed on us and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property. We are not, however, required to pay or discharge any such charge whose amount, applicability or validity is being contested in good faith by appropriate proceedings.
     Provision of Financial Information. We agreed, whether or not we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, to prepare the annual reports, quarterly reports and other documents that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 within 15 days of each of the respective required filing dates and to:
•	transmit by mail to all holders of debt securities, as their names and addresses appear in the security register, copies of such annual reports, quarterly reports and other documents;

•	file with the trustee copies of such annual reports, quarterly reports and other documents; and

•	promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder.
Merger, Consolidation and Sale
     Under the indenture, we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:
     1. either we are the continuing entity, or the successor entity expressly assumes the debt securities and all of our obligations relating to the debt securities;
     2. immediately after giving effect to such transaction and treating any indebtedness that becomes our obligation as a result thereof as having been incurred by us at the time of such transaction, no event of default under the indenture, and no event that after notice or the lapse of time, or both, would become such an event of default, has occurred and is continuing; and
     3. an officers’ certificate and legal opinion covering such conditions is delivered to the trustee.
Events of Default, Notice and Waiver
     The indenture provides that the following events are “Events of Default” with respect to any series of debt securities:
     1. default for 30 days in the payment of any installment of interest and other amounts payable (other than principal) on any debt securities of that series when due and payable;
     2. default in the payment of the principal or premium, if any, of any debt securities of that series when due and payable;
     3. default in the performance, or breach, of any of our covenants contained in the indenture, other than a covenant added to the indenture solely for the benefit of a series of debt securities other than that series, that continues for 60 days after written notice as provided in the indenture;

     4. default under any other bond, debenture, note, mortgage, indenture or instrument with an aggregate principal amount outstanding of at least $10,000,000, which default has resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after written notice to us as provided in the indenture;
     5. the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; or
     6. certain events of bankruptcy, insolvency or reorganization or appointment of a receiver, liquidator or trustee.
     If an event of default occurs and continues, the trustee and the holders of not less than 25% in principal amount of the series may declare the principal amount of all of the debt securities of that series to be immediately due and payable.
     The rights of holders of a series to commence an action for any remedy is subject to a number of conditions, including the requirement that the holders of 25% in principal amount of that series request that the trustee take action and offer a reasonable indemnity to the trustee against its liabilities incurred in doing so. This provision will not, however, prevent any holder from instituting suit for the enforcement of payment.
     Subject to provisions in the indenture relating to the trustee’s duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder unless the holder has offered to the trustee reasonable security or indemnity. However, the trustee may refuse to follow any direction that is in conflict with any law or the indenture, that may involve the trustee in personal liability or that may be unduly prejudicial to holders.
Modification of the Indenture
     We must obtain the consent of holders of at least a majority in principal amount of all outstanding debt securities affected by a change to the indenture. The consent of holders of at least a majority in principal amount of each series of outstanding debt securities is required to waive compliance by us with some of the covenants in the indenture. We must obtain the consent of each holder affected by a change to extend the maturity; reduce the principal, redemption premium or interest rate; change the place of payment, or the coin or currency, for payment; limit the right to sue for payment; reduce the level of consents needed to approve a change to the indenture; or modify any of the foregoing provisions or any of the provisions relating to the waiver of some past defaults or covenants, except to increase the required level of consents needed to approve a change to the indenture.
Defeasance
     We may defease the debt securities of a series, which means that we would satisfy our duties under that series before maturity. We may do so by depositing with the trustee, in trust for the benefit of the holders, sufficient funds to pay the entire indebtedness on that series, including principal, premium, if any, and interest. Some other conditions must be met before we may do so. We must also deliver an opinion of counsel to the effect that the holders of that series will have no federal income tax consequences as a result of that deposit.
Conversion
     Debt securities may be convertible into or exchangeable for common shares, preferred shares or debt securities of another series. The supplement will describe the terms of any conversion rights. To protect our status as a REIT, debt securities are not convertible if, as a result of a conversion, any person would then be deemed to own, directly or indirectly, more than 9.8% of our capital shares.

Subordination
     The terms and conditions of any subordination of subordinated debt securities to other of our indebtedness will be described in the supplement. The terms will include a description of the indebtedness ranking senior to the subordinated debt securities, the restrictions on payments to the holders of subordinated debt securities while a default exists with respect to senior indebtedness, any restrictions on payments to the holders of the subordinated debt securities following an event of default and provisions requiring holders of the subordinated debt securities to remit payments to holders of senior indebtedness.
     Because of the subordination, if we become insolvent, holders of subordinated debt securities may recover less, ratably, than other of our creditors, including holders of senior indebtedness.
PLAN OF DISTRIBUTION
     We may offer securities directly or through underwriters, dealers or agents. The supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If we do not name a firm in the supplement, the firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer’s allowance or agent’s commission.
     An underwriting agreement will entitle the underwriters to indemnification against specified civil liabilities under the federal securities laws and other laws. The underwriters’ obligations to purchase securities will be subject to specified conditions and generally will require them to purchase all of the securities if any are purchased.
     Unless otherwise noted in the supplement, the securities will be offered by the underwriters, if any, when, as and if issued by us, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.
     We may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time.
     We may also offer securities through agents. Agents generally act on a “best efforts” basis during their appointment, meaning that they are not obligated to purchase securities.
     Dealers and agents may be entitled to indemnification as underwriters by us against some liabilities under the federal securities laws and other laws.
     We or the underwriters or the agent may solicit offers by institutions approved by us to purchase securities under contracts providing for further payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Certain conditions apply to those purchases.
     An underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in any activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue those activities at any time.
     The supplement or pricing supplement, as applicable, will set forth the anticipated delivery date of the securities being sold at that time.

     Selling securityholders may use this prospectus in connection with resales of the securities. The applicable prospectus supplement will identify the selling securityholders and the terms of the securities. Selling securityholders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders will receive all the proceeds from the sale of the securities. We will not receive any proceeds from sales by selling securityholders.
RATIO OF EARNINGS TO FIXED CHARGES
     The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred share dividends for each of our last five fiscal years are presented below. We computed our ratios of earnings to fixed charges by dividing earnings by fixed charges. We computed our ratios of earnings to combined fixed charges and preferred share dividends by dividing earnings by the sum of fixed charges and preferred share dividend requirements. For these purposes, earnings have been calculated by adding fixed charges to income from continuing operations before income taxes. Fixed charges consist of interest costs, the interest portion of rental expense, other than on capital leases, estimated to represent the interest factor in this rental expense and the amortization of debt discounts and issue costs.

						Three
						months
						ended
	Year ended December 31,					March 31,
	2005(4)	2004(3)	2003(2)	2002	2001(1)	2006
Ratio of earnings to fixed charges	1.92	1.19	1.04	1.25	1.47	1.12
Ratio of earnings to combined fixed charges and preferred share dividends	1.92	1.19	1.04	1.25	1.46	1.12

(1)	Earnings include a $2,346,000 impact related to gain on sales of properties. Excluding this impact, such ratios would be 1.45 and 1.44.

(2)	Earnings include a $2,590,000 impact related to gain on sales of properties. Excluding this impact, such ratios would be 1.02.

(3)	Earnings include a $1,642,000 impact related to gain on sales of properties. Excluding this impact, such ratios would be 1.18.

(4)	Earnings include a $132,914,000 impact related to gain on sales of properties. Excluding this impact, such ratios would be 0.98.

FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES OF YOUR INVESTMENT
     The following is a general summary of the material federal income tax considerations associated with an investment in the securities. The summary is based on current law. It is not tax advice and presents general information only. The summary does not deal with particular types of securityholders that are subject to special treatment under the Internal Revenue Code, such as insurance companies, financial institutions and broker-dealers. In addition, the summary is not exhaustive of all possible tax considerations. Your actual tax consequences as a taxpayer can be complicated and will depend on your specific situation, including variables you cannot control. You should consult your own tax advisor for a full understanding of the tax consequences of the purchase, holding and sale of the securities. You should also consult your tax advisor to determine the effect of any potential changes in applicable tax laws. The Internal Revenue Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and the summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. The following discussion is based upon current law and on representations from us concerning our compliance with the requirements for qualification as a REIT.
     We urge you, as a prospective investor, to consult your own tax advisor with respect to the specific federal, state, local, foreign and other tax consequences to you of the purchase, holding and sale of our securities.
     We have elected to be taxed as a REIT under the Internal Revenue Code since our taxable year ended December 31, 1993. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot, however, assure you that these requirements will be met in the future.
     We have not requested a ruling from the Internal Revenue Service regarding our REIT status. However, we have received an opinion from the law firm of Locke Liddell & Sapp LLP to the effect that:
•	we have met the requirements for qualification and taxation as a REIT for each taxable year commencing with the taxable year ended December 31, 1993;

•	our diversity of equity ownership, operations through the date of the opinion and proposed method of operation should allow us to qualify as a REIT for the taxable year ending December 31, 2006; and

•	the discussion regarding “Federal Income Tax Considerations and Consequences of Your Investment” set forth in this section, to the extent that it describes matters of law or legal conclusions, is correct in all material respects.
     The opinion is expressed as of its date and Locke Liddell & Sapp LLP has no obligation to advise us of any change in applicable law or of any matters stated, represented or assumed, after the date of this opinion.
     You should be aware that opinions of counsel are not binding upon the Internal Revenue Service or any court. Our opinion of counsel is based upon factual representations and covenants made by us regarding the past, present and future conduct of our business operations. Furthermore, our opinion of counsel regarding our continued qualification as a REIT is conditioned upon, and our continued qualification as a REIT will depend on, our ability to meet, through actual annual operating results, the various REIT qualification tests under the Internal Revenue Code.
     In addition, we cannot assure you that new legislation, regulations or administrative interpretations will not change the tax laws with respect to our qualification as a REIT or any other matter discussed herein.

Federal Income Taxation of the Company
     As long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow us to deduct dividends paid to our shareholders. The deduction for dividends paid to shareholders substantially eliminates the federal “double taxation” of earnings generally applicable to corporations. When we use the term “double taxation,” we refer to taxation of corporate income at two levels, taxation at the corporate level when the corporation must pay tax on the income it has earned and taxation again at the shareholder level when the shareholder pays taxes on the distributions it receives from the corporation’s income in the way of dividends. Additionally, a REIT may elect to retain and pay taxes on a designated amount of its net long-term capital gains, in which case the shareholders of the REIT will include their proportionate share of the undistributed long-term capital gains in income and receive a credit or refund for their share of the tax paid by the REIT.
     Even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:
•	We will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gain.

•	Under some circumstances, we may be subject to the “alternative minimum tax” as a consequence of our items of tax preference.

•	We will be taxed at the highest corporate rate on our net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business and other non-qualifying income from foreclosure property. Foreclosure property is, in general, any real property and any personal property incident to real property acquired through foreclosure or deed in lieu of foreclosure.

•	We will be subject to a 100% tax on any net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property.

•	If we fail to satisfy the 75% or 95% gross income test under the REIT provisions of the Internal Revenue Code, but have maintained our qualification as a REIT, we will be subject to a tax equal to the greater of the excess of 95% of our gross income over the amount of our gross income that is qualifying income for purposes of the 95% test or the excess of 75% of our gross income over the amount of our gross income that is qualifying income for purposes of the 75% test, multiplied by a fraction intended to reflect our profitability.

•	Beginning in the 2005 taxable year, if we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests under the REIT provisions of the Internal Revenue Code for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test.

•	Beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification under the REIT provisions of the Internal Revenue Code (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

•	If we fail to distribute during each year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

•	If (a) we acquire any asset from a C corporation, which is a corporation subject to full corporate level tax, in a carryover-basis transaction, and (b) we subsequently recognize gain on the disposition of this asset during the 10-year period beginning on the date on which we acquire the asset, then the excess of the fair market value of the asset as of the beginning of the 10-year period over our adjusted basis in the asset at that time will be subject to tax at the highest regular corporate rate, under guidelines issued by the Internal Revenue Service.
REIT Qualification
     Organizational Requirements. The Internal Revenue Code defines a REIT as a corporation, trust or association that meets the following conditions:
1.	it is managed by one or more trustees or directors;

2.	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

3.	it would be taxable as a domestic corporation but for the REIT requirements;

4.	it is neither a financial institution nor an insurance company;

5.	its beneficial ownership is held by 100 or more persons; and

6.	during the last half of each taxable year, five or fewer individuals do not own, directly or indirectly, more than 50% in value of its outstanding stock, taking into account applicable attribution rules.
     In addition, other tests, described below, regarding the nature of income and assets of the REIT also must be satisfied. The Internal Revenue Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and (6), pension funds and particular other tax-exempt entities are treated as individuals, subject to an exception in the case of condition (6) that looks through the fund or entity to actual participants of the fund or beneficial owners of the entity in determining the number of owners of the outstanding stock.
     Our declaration of trust currently includes restrictions regarding transfers of capital shares, which restrictions are intended, among other things, to assist us in continuing to satisfy conditions (5) and (6). In rendering its opinion that we have met the requirements for qualification and taxation as a REIT, Locke Liddell & Sapp LLP is relying on our representations that the ownership of our capital shares will satisfy conditions (5) and (6). There can be no assurance, however, that the restrictions in our declaration of trust will, as a matter of law, preclude us from failing to satisfy those conditions or that a transfer in violation of those restrictions would not cause us to fail these conditions.
     If a REIT owns a qualified REIT subsidiary, the Internal Revenue Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes. Thus, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and these items of the REIT itself. When we use the term “qualified REIT subsidiary,” we mean a corporation, other than a taxable REIT subsidiary, in which all of its shares are held by the REIT. We own, directly or indirectly, 100% of the shares of several corporations which constitute qualified REIT subsidiaries. Thus, all of the assets, liabilities and items of income, deduction and credit of these qualified REIT subsidiaries will be treated as our assets and liabilities and our items of income, deduction and credit. Unless the context requires otherwise, all references to “we,” “us” and “our company” in this

“Federal Income Tax Considerations and Consequences of Your Investment” section, refer to Camden Property Trust and its qualified REIT subsidiaries.
     In the case of a REIT that is a partner in a partnership, Treasury Regulations issued by the United States Treasury Department provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to this share. A REIT’s proportionate share of the assets of the partnership will be determined based on the REIT’s capital interest in the partnership. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and asset tests. Thus, our proportionate share of the assets, liabilities and items of income of Camden Operating, L.P. and Camden Summit Partnership, L.P. (collectively, the “Operating Partnerships”) and any other entity taxable as a partnership for federal income tax purposes in which we hold an interest will be treated as our assets and liabilities and our items of income for purposes of applying the requirements described in this section. The assets, liabilities and items of income of the Operating Partnerships and any other entity taxable as a partnership for federal income tax purposes in which we hold an interest include the Operating Partnerships’ and each such entity’s share of the assets and liabilities and items of income with respect to any entity taxable as a partnership in which they hold an interest.
     Income Tests. In general, in order to qualify as a REIT, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from real estate sources and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing. We must also derive at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property including rents from real property, interest on obligations secured by mortgages on real property and, in particular circumstances, interest from particular types of temporary investments. Additionally, with respect to each of our tax years beginning on or before January 1, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years apart from involuntary conversions and sales of foreclosure property must have represented less than 30% of our gross income including gross income from prohibited transactions for each such taxable year.
     Rent derived from leases will be qualifying income under the REIT requirements, provided several requirements are satisfied. First, a lease may not have the effect of giving us a share of the income or profits of the lessee. Second, the rent attributable to personal property that is leased in connection with a lease of real property must not exceed 15% of the total rent received under the lease. If so, the portion of rent attributable to the personal property will not qualify as rents from real property. For taxable years beginning after December 31, 2000, the test to determine the rent attributable to personal property that is leased in connection with a lease of real property is based on relative fair market values. Third, in general, rents received from a related party tenant will not qualify as rents from real property. For these purposes, a tenant will be a related party tenant if the REIT, directly or indirectly, actually or constructively, owns 10% or more of the tenant. However, for taxable years after December 31, 2000, we may lease property to a taxable REIT subsidiary and the rents received from that subsidiary will not be disqualified from being rents from real property by reason of our ownership interest in the subsidiary. We can avail ourselves of this exception to the related party rent rules so long as at least 90% of the leased space of the property is rented to persons who are not related parties or taxable REIT subsidiaries and the taxable REIT subsidiary pays commercially reasonable rent which is substantially comparable to the rent paid by third parties. A taxable REIT subsidiary includes a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary will be subject to federal income tax at regular corporate rates. Fourth, the REIT generally must not operate or manage its property or furnish or render services to tenants. However, the REIT may provide customary services or provide non-customary services through an independent contractor who is adequately compensated and from whom the REIT derives no income or a taxable REIT subsidiary. Also, for tax years beginning after August 5, 1997, the REIT may provide non-customary services with respect to its properties as long as the income from the provision of these services with regard to each property does not exceed 1% of all amounts received by the REIT from each property. For all taxable years beginning after December 31, 2000 the REIT may provide or furnish non-customary services through a taxable REIT subsidiary. Finally, all leases must also qualify as “true” leases for federal income tax purposes, and not as service contracts, joint ventures or other types of arrangements.

     We have not charged, and do not anticipate charging, rent that is based in whole or in part on the income or profits of any person. We have not derived, and do not anticipate deriving, rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.
     We have provided and will provide services with respect to our multifamily apartment communities. We believe that the services with respect to our communities that have been and will be provided by us are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants; and, for tax years beginning after August 5, 1997, income from the provision of other kinds of services with respect to a given property has not and will not exceed 1% of all amounts received by us from such property. Therefore, we believe that the provision of such services has not and will not cause rents received with respect to our communities to fail to qualify as rents from real property. We believe that services with respect to our communities that we believe may not be provided by us directly without jeopardizing the qualification of rent as rents from real property have been and will be performed by independent contractors, or, for taxable years beginning after December 31, 2000, taxable REIT subsidiaries.
     The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:
•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.
     If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.
     Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date that our commitment to make the loan becomes binding, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will bear the same relationship to the total interest income as the principal amount of the loan that is not secured by real property bears to the total amount of the loan.
     Some of our mezzanine loans may not be secured by real property. Our interest income from those loans is and will be qualifying income for purposes of the 95% gross income test, but may not be qualifying income for purposes of the 75% gross income test. In addition, the loan amount of a mortgage loan that we own may exceed the value of the real property securing the loan. In that case, a portion of the income from the loan will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. It also is possible that, in some instances, the interest income from a mortgage loan may be based in part on the borrower’s profits or net income. That scenario generally will cause the income from the loan to be non-qualifying income for purposes of both gross income tests.
     We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.
     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:
•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.
     We do not anticipate that we will receive any income from property acquired through foreclosure that is not qualifying income for purposes of the 75% gross income test, but if we do receive any such income, we will make an election to treat the related property as foreclosure property. In addition, we anticipate that any income we receive with respect to a property that is not eligible for a foreclosure property election will be qualifying income for purposes of both gross income tests.
     We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.
     Beginning in 2005, if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under the Internal Revenue Code. These relief provisions generally will be available if:
•	our failure to meet these tests was due to reasonable cause and not due to willful neglect; and

•	we file a description of each item in our gross income in accordance with the regulations prescribed by Treasury.
     It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on such income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

     Asset Tests. On the last day of each calendar quarter, we must meet four tests concerning the nature of our assets. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items and government securities. For this purpose, “real estate assets” include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and particular options, but exclude mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, no more than 25% of our total assets may be represented by securities, other than securities in the 75% asset class. Third, with regard to these securities, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets, unless the issuer is a taxable REIT subsidiary, and we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, unless the issuer is a taxable REIT subsidiary or we can avail ourselves of a safe harbor for “straight debt.” Fourth, no more than 20% of our total assets may be represented by securities of one or more taxable REIT subsidiaries. We must satisfy the asset tests at the close of each quarter. If we fail an asset test as of the close of the quarter due to the acquisition of securities or other property during the quarter, we may satisfy this test by disposing of the securities or other non-qualifying property within the 30-day period following the close of that quarter. We cannot assure you that the Internal Revenue Service will not challenge our compliance with these tests. If we hold assets in violation of the applicable asset tests, we would be disqualified as a REIT.
     We currently own more than 10% of the total value of the outstanding securities of several subsidiaries. Each of these subsidiaries has elected to be a taxable REIT subsidiary. It should be noted that the Internal Revenue Code contains two provisions that ensure that taxable REIT subsidiaries are subject to an appropriate level of federal income taxation. First, taxable REIT subsidiaries are limited in their ability to deduct interest payments made to an affiliated REIT. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.
     We believe that our mortgage loans are qualifying assets for purposes of the 75% asset test. However, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property. Accordingly, our mezzanine loans will not be qualifying assets for purposes of the 75% asset test to the extent that they are not secured by mortgages on real property.
     Beginning in the 2005 taxable year, if we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Internal Revenue Code. These relief provisions generally will be available for failures of the 5% asset test and the 10% asset tests if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within 6 months following the quarter in which it was discovered, or (ii) the failure is due to ownership of assets that exceed the amount in (i) above, the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Treasury, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.
     Other Restrictions. The REIT requirements impose a number of other restrictions on our operations. For example, any net income that we derive from sales of property in the ordinary course of business, other than inventory acquired by reason of some foreclosures, is subject to a 100% tax unless eligible under a safe harbor.
     Distributions. Due to minimum distribution requirements, we must generally distribute each year an amount at least equal to:
•	the sum of (a) 90% (previously 95% for taxable years beginning before December 31, 2000) of our REIT taxable income, as computed without regard to the dividends-paid deduction or our capital gains, and (b) 90% (previously 95% for taxable years beginning before December 31,

2000)	of our net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property; minus
•	the sum of specific items of noncash income.
     This distribution must be paid in the taxable year to which it relates, or in the following taxable year, if declared before we timely file our federal income tax return for that year and if paid on or before the first regular dividend payment after that declaration. Capital gain dividends are not included in the calculation to determine whether we satisfy the above-described distribution requirement. In general, a capital gain dividend is a dividend attributable to net capital gain recognized by us and properly designated as such.
     Even if we satisfy the foregoing distribution requirement, to the extent that we do not distribute all of our net capital gain or REIT taxable income as adjusted, we will be subject to tax on this gain or income at regular capital gains or ordinary corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of:
•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	any undistributed taxable income from prior periods,
we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed. In addition, during our recognition period, if we dispose of any asset subject to the rules regarding built-in gain, under guidance issued by the Internal Revenue Service, we will be required to distribute at least 90% of any after-tax built-in gain recognized on the disposition of the asset. The term “built-in-gain” refers to the excess of (a) the fair market value of the asset as of the beginning of the applicable recognition period over (b) the adjusted basis in such asset as of the beginning of such recognition period.
     Typically, our REIT taxable income is less than our cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. However, from time to time, we may not have sufficient cash or other liquid assets to meet this distribution requirement or to distribute a greater amount as may be necessary to avoid income and excise taxation. This may occur because of:
•	timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of this income and the deduction of these expenses in arriving at our taxable income, or

•	as a result of nondeductible expenditures, such as principal amortization or capital expenditures, including any reinvestment of proceeds received from the sale of our properties, other than in a tax-free exchange, in excess of noncash deductions.
     If these timing differences occur, or if our nondeductible expenditures exceed our noncash deductions, we may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the dividend requirement.
     Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to these dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest and any applicable penalties based upon the amount of any deficiency.
     Certain Income From Mortgage Loans. We will recognize taxable income in advance of the related cash flow if any of our mortgage loans are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.
     We may be required to recognize the amount of any payment projected to be made pursuant to a provision in a mortgage loan that entitles us to share in the gain from the sale of, or the appreciation in, the mortgaged property over the term of the related loan, even though we may not receive the related cash until the maturity of the loan.
Relief From Certain Failures of the REIT Qualification Provisions
     Beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.
Failure to Qualify as a REIT
     If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, the following consequences will occur:
•	we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates;

•	we will be unable to deduct distributions to our shareholders;

•	we will not be required to make shareholder distributions;

•	to the extent that we make distributions from our current and accumulated earnings and profits, the distributions will be dividends, taxable to our shareholders as ordinary income;

•	subject to the limitations of the Internal Revenue Code, our corporate shareholders may be eligible for the dividends-received deduction; and

•	unless we are entitled to relief under specific statutory provisions, we will be disqualified from qualification as a REIT for the four taxable years following the year during which qualification is lost.
     It is not possible to state whether in all circumstances we would be entitled to statutory relief.
Taxation of Taxable U.S. Shareholders
     As used below, the term “U.S. Shareholder” means a security holder who for United States federal income tax purposes is:
•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	any trust with respect to which (A) a United States court is able to exercise primary supervision over the administration of such trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to be continue to be treated as United States persons, shall be considered U.S. Shareholders.
     If a partnership, including an entity that is treated as a partnership for United States federal income tax purposes, is a beneficial owner of our shares, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.
     Distributions Generally. As long as we qualify as a REIT, any distributions that we make to our shareholders out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations. For purposes of determining whether the distributions we make to holders of shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares and then to common shares.
     To the extent that we make a distribution to a U.S. Shareholder in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital with respect to the U.S. Shareholder’s common shares or preferred shares. This will reduce the U.S. Shareholder’s adjusted basis and, to the extent that the distribution exceeds the U.S. Shareholder’s adjusted basis in its shares, the excess portion of the distribution will be taxable to the U.S. Shareholder as gain realized from the sale of the shares.
     The Internal Revenue Service will deem us to have sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any deficiency dividend will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, shareholders may be required to treat particular distributions that would otherwise result in a tax-free return of capital as taxable dividends.
     If we make distributions to a shareholder in excess of the U.S. Shareholder’s adjusted basis in its common shares or preferred shares, and if the applicable shares have been held as a capital asset, the distributions will be taxable as capital gains. If held for more than one year, this gain will be taxable as long-term capital gain.
     If (a) we declare dividends in October, November, or December of any year that are payable to shareholders of record on a specified date in any of these months, and (b) we actually pay the dividend on or before January 31 of the following calendar year, we will treat such dividends as both paid by us and received by the shareholders on December 31 of that year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.
     Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. Shareholders as long-term capital gains to the extent that they do not exceed our actual net capital gain for the taxable year without regard to the period for which the U.S. Shareholder has held its shares. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of particular capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.
     Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our common shares or preferred shares will not be treated as passive activity income. As a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. Generally, our distributions that do not constitute a return of capital will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our common shares or preferred shares, however, will sometimes not be treated as investment income.
     Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains received during the year. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we elect to retain net long-term capital gains, a U.S. Shareholder generally would:
•	subject to limitations, include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the Internal Revenue Service.
     Depreciation Recapture. The maximum tax rate imposed on the long-term capital gains of non-corporate taxpayers is 15%, although a 25% maximum tax rate is imposed on the portion of such gains attributable to the prior depreciation claims in respect of depreciable real property held for more than one year and not otherwise treated as ordinary “recapture” income under Section 1250 of the Internal Revenue Code. The Secretary of the Treasury has the authority to prescribe appropriate regulations on how the capital gains rates will apply to sales and exchanges by partnerships and REITs and of interests in partnerships and REITs. Under this authority, the Secretary of the Treasury issued regulations relating to the taxation of capital gains in the case of sales and exchanges of interests of partnerships, S corporation and trusts, but not of interests in REITs. These regulations apply to transfers that occur on or after September 21, 2000. Accordingly, you are urged to consult with your tax advisors with respect to your capital gain tax liability resulting from a distribution or deemed distribution of capital gains from us and a sale by you of our preferred shares or common shares, as applicable.
Sale of Securities
     U.S. Shareholders who sell or exchange securities will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or exchange and the holder’s adjusted basis in the securities for tax purposes. If the securities were held as a capital asset, then this gain or loss will be capital gain or loss. If the securities were held for more than one year, the capital gain or loss will be long-term capital gain or loss. However, any loss recognized by a holder on the sale of common shares or preferred shares held for not more than six months and with respect to which capital gains were required to be included in such holder’s income will be treated as a long-term capital loss, to the extent the U.S. Shareholder received distributions from us that were treated as long-term capital gains.
Taxation of Debt Securities
     Stated Interest and Market Discount. Holders of debt securities will be required to include stated interest on the debt securities in gross income for federal income tax purposes in accordance with their methods of accounting for tax purposes. Purchasers of debt securities should be aware that the holding and disposition of debt securities may be affected by the market discount provisions of the Internal Revenue Code. These rules generally provide that if a holder of a debt security purchases it at a market discount and thereafter recognizes gain on a disposition of the debt security, including a gift or payment on maturity, the lesser of the gain or appreciation, in the case of a gift, and the portion of the market discount that accrued while the debt security was held by the holder will be treated as ordinary interest income at the time of the disposition. For this purpose, a purchase at a market discount includes a purchase after original issuance at a price below the debt security’s stated principal amount. The market discount rules also provide that a holder who acquires a debt security at a market discount and who does not elect to include the market discount in income on a current basis may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the debt security until the holder disposes of the debt security in a taxable transaction.
     A holder of a debt security acquired at a market discount may elect to include the market discount in income as the discount on the debt security accrues, either on a straight line basis, or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If a holder of a debt security elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or particular other dispositions of such debt security and the deferral of interest deductions on indebtedness related to such debt security would not apply.
     Amortizable Bond Premium. Generally, if the tax basis of a debt security held as a capital asset exceeds the amount payable at maturity of the debt security, the excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct the amortized premium over the period from the holder’s acquisition date to the debt security’s maturity date. A holder who elects to amortize bond premium must reduce the tax basis in the related debt security by the amount of the aggregate deductions allowable for amortizable bond premium.
     The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each prospective purchaser is urged to consult its tax advisor as to the consequences of the treatment of this premium as an offset to interest income for federal income tax purposes.
     Disposition. In general, a holder of a debt security will recognize gain or loss upon the sale, exchange, redemption, payment upon maturity or other taxable disposition of the debt security. The gain or loss is measured by the difference between (a) the amount of cash and the fair market value of property received and (b) the holder’s tax basis in the debt security as increased by any market discount previously included in income by the holder and decreased by any amortizable bond premium deducted over the term of the debt security. However, the amount of cash and the fair market value of other property received excludes cash or other property attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income. Subject to the market discount and amortizable bond premium rules described above, any gain or loss will generally be long-term capital gain or loss, provided the debt security was a capital asset in the hands of the holder and had been held for more than one year.
Backup Withholding on Debt Securities and Shares
     Under the backup withholding rules, a domestic holder of debt securities or shares may be subject to backup withholding with respect to interest or dividends paid on, and gross proceeds from the sale of, the securities unless the holder (a) is a corporation or comes within other specific exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of debt securities or shares who does not provide us with its current taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the holder’s federal income tax liability.
     We will report to holders of debt securities or shares and the Internal Revenue Service the amount of any interest or dividends paid and any amount withheld with respect to the debt securities or shares during the calendar year.
Effect of Tax Status of the Operating Partnerships on REIT Qualification
     A substantial portion of our investments are through the Operating Partnerships. The Operating Partnerships may involve special tax considerations. These considerations include:
•	the allocations of income and expense items of the Operating Partnerships, which could affect the computation of our taxable income;

•	the status of each Operating Partnership as a partnership, as opposed to an association taxable as a corporation for income tax purposes; and

•	the taking of actions by the Operating Partnerships that could adversely affect our qualification as a REIT.
     In addition, each Operating Partnership owns properties through subsidiary entities taxable as partnerships for federal income tax purposes. These entities have been structured in a manner that is intended to qualify them for taxation as partnerships for federal income tax purposes. If either Operating Partnership or any of the foregoing entities in which an Operating Partnership has an interest were treated as an association taxable as a corporation, we could fail to qualify as a REIT.
Tax Allocations with Respect to Contributed Properties
     When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to this contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. We will refer to this allocation as the “book-tax difference.” These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
     In connection with the formation of Camden Operating, L.P., appreciated property was contributed to Camden Operating, L.P. Consequently, the Third Amended and Restated Agreement of Limited Partnership of Camden Operating, L.P. requires tax allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code. The Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences for property contributed on or after December 21, 1993, including the retention of the traditional method that was available under prior law or the election of particular alternative methods. Camden Operating, L.P. has elected the traditional method of Section 704(c) allocations. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of Camden Operating, L.P. could cause us (a) to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if such properties were to have a tax basis equal to their fair market value at the time of the contribution and (b) to be allocated taxable gain in the event of a sale of such contributed interests in our properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in Camden Operating, L.P. These allocations possibly could cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with REIT distribution requirements. However, we do not anticipate that this adverse effect will occur.
     Interests in the properties purchased by Camden Operating, L.P., other than in exchange for interests in Camden Operating, L.P., were acquired with an initial tax basis equal to their fair market value. Thus, Section 704(c) of the Internal Revenue Code generally will not apply to these interests.
Special Tax Considerations of Non-U.S. Shareholders and Potential Tax Consequences of Their Investment
     The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex and no attempt will be made herein to provide more than a summary of such rules. If you are a non-U.S. shareholder, you should consult with your own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment by you in the securities, including any reporting requirements.
     Distributions not Attributable to Gain from the Sale or Exchange of a U.S. Real Property Interest. Distributions to non-U.S. Shareholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gains dividends will be treated as dividends and result in ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common shares or preferred shares is treated as effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, the non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to these distributions. In the case of a non-U.S. Shareholder that is a non-U.S. corporation, the holder may also be subject to the 30% branch profits tax. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. Shareholder to the extent that these distributions do not exceed the adjusted basis of the non-U.S. Shareholder’s common shares or preferred shares, but rather will reduce the adjusted basis of these shares. To the extent that these distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. Shareholder’s common shares or preferred shares, these distributions will give rise to tax liability if the non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of its common shares or preferred shares.
     Distributions Attributable to Gain from the Sale or Exchange of a U.S. Real Property Interest. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980. Under the Foreign Investment in Real Property Tax Act, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. Shareholder as if this gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to the Foreign Investment in Real Property Tax Act also may be subject to a 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption.
     Beginning in the 2005 taxable year, the above taxation under the Federal Investment in Real Property Tax Act of distributions attributable to gains from our sales or exchanges of U.S. real property interests (or such gains that are retained and deemed to be distributed) will not apply, provided our common shares are “regularly traded” on an established securities market in the United States (as expected), and the non-U.S. Shareholder does not own more than 5% of the common stock at any time during the taxable year. Instead, such amounts will be taxable as a dividend of ordinary income not effectively connected with a U.S. trade or business.
     Withholding Obligations from Distributions to Non-U.S. Shareholders. Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the Internal Revenue Service, (a) 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends and (b) 30% of ordinary dividends paid out of earnings and profits. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of our earnings and profits will be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. If we withhold an amount of tax with respect to a distribution to a non-U.S. Shareholder in excess of the shareholder’s U.S. tax liability with respect to this distribution, the non-U.S. Shareholder may file for a refund of the excess from the Internal Revenue Service. Furthermore, the U.S. Treasury Department has issued final Treasury Regulations governing information reporting and certification procedures regarding withholding and backup withholding on some amounts paid to non-U.S. Shareholders.
     Sales of Common Shares or Preferred Shares by a Non-U.S. Shareholder. Gain recognized by a non-U.S. Shareholder upon a sale of its common shares or preferred shares generally will not be taxed under the Foreign Investment in Real Property Tax Act of 1980 if we are a domestically controlled REIT. A domestically controlled

REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. It is currently anticipated that we will be a domestically controlled REIT, and, therefore, sales of common shares or preferred shares will not be subject to taxation under the Foreign Investment in Real Property Tax Act. However, because our common shares and preferred shares will be traded publicly, we may not continue to be a domestically controlled REIT. Furthermore, gain not subject to the Foreign Investment in Real Property Tax Act will be taxable to a non-U.S. Shareholder if (a) investment in the common shares or preferred shares is effectively connected with the non-U.S. Shareholder’s U.S. trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (b) the non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of common shares or preferred shares were to be subject to taxation under the Foreign Investment in Real Property Tax Act, the non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to this gain. The non-U.S. Shareholder may, however, be subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. In addition, a purchaser of common shares or preferred shares subject to taxation under the Foreign Investment in Real Property Tax Act would generally be required to deduct and withhold a tax equal to 10% of the amount realized on the disposition by a non-U.S. Shareholder. Any amount withheld would be creditable against the non-U.S. Shareholder’s Foreign Investment in Real Property Tax Act tax liability.
State and Local Tax
     We and the holders of our securities may be subject to state and local tax in various states and localities, including those in which we or you transact business, own property or reside. Our and your tax treatment in these jurisdictions may differ from the federal income tax treatment described above. Consequently, as a prospective investor, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our debt securities and shares.
Taxation of Tax-Exempt Shareholders
     The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except for the tax-exempt shareholders described below, if a tax-exempt shareholder does not hold its shares as “debt financed property” within the meaning of the Internal Revenue Code and the shares are not otherwise used in a trade or business, then dividend income received from us will not be unrelated business taxable income to the tax-exempt shareholder. Generally, shares will be “debt financed property” if the exempt holder financed the acquisition of the shares through a borrowing. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless a tax-exempt shareholder has held its shares as “debt financed property” within the meaning of the Internal Revenue Code or has used the shares in its trade or business.
     For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for specified purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements. However, a portion of the dividends paid by a “pension held REIT” will be treated as unrelated business taxable income to any trust that:
•	is described in Section 401(a) of the Internal Revenue Code;

•	is tax-exempt under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10% by value of the interests in the REIT.

     Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.”
     A REIT is a “pension held REIT” if:
•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the actual participants of the trust rather than by the trust itself; and

•	either, (1) at least one such qualified trust holds more than 25% by value of the interests in the REIT, or (2) one or more such qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.
     The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:
•	the unrelated business taxable income earned by the REIT less particular associated expenses, treating the REIT as if it were a qualified trust and therefore subject to tax on its unrelated business taxable income, to

•	the total gross income, less particular associated expenses, of the REIT.
     A de minimus exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as unrelated business taxable income will not apply if the REIT is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to qualified trusts.
Recent Legislation
     On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. The Jobs and Growth Tax Relief Reconciliation Act of 2003 generally reduced the maximum tax rate applicable to you on capital gains recognized on the sale or other disposition of our securities from 20% to 15%. The Jobs and Growth Tax Relief Reconciliation Act of 2003 also generally reduced the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax. Except in limited circumstances, this reduced tax rate will not apply to dividends paid by us to our shareholders because generally we are not subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders. The reduced maximum federal income tax rate applies to that portion, if any, of dividends received by our shareholders with respect to shares of our stock held by them that are attributable to (1) dividends received by us from non-REIT corporations or other taxable REIT subsidiaries, (2) income from the prior year with respect to which we were required to pay federal corporate income tax during the prior year (if, for example, we did not distribute 100% of our REIT taxable income for the prior year) and (3) distributions by us that we designate as long-term capital gains dividends (except for some distributions taxable to our shareholders at a maximum rate of 25%). The dividend and capital gains tax rate reductions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 generally are effective for taxable years ending on or after May 6, 2003 through December 31, 2008. On May 17, 2006, President Bush signed the Tax Relief Extension Reconciliation Act of 2005, which extended these reductions until December 31, 2010. Without future legislative changes, the maximum long-term capital gains and dividend rates discussed above will increase in 2011. This recent legislation could cause stock in non-REIT corporations to be a more attractive investment to individual investors than stock in REITs and could have an adverse effect on the market price of our equity securities.
     On October 22, 2004, President Bush signed the American Jobs Creation Act of 2004, which, among other things, amends certain provisions of the Internal Revenue Code relating to REITs. This legislation revises the REIT asset test by expanding the straight-debt safe harbor to include, among other things, debt instruments that were excluded from the straight-debt safe harbor under prior law that provided for certain contingencies. It provides for monetary penalties in lieu of REIT disqualification for failure to meet the income or asset tests, and modifies the treatment of certain REIT distributions that are attributable to gain from sales or exchanges of United States real property interests.
LEGAL MATTERS
     Unless otherwise noted in a supplement, Locke Liddell & Sapp LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus.
EXPERTS
     The consolidated financial statements, as amended in the Current Report on Form 8-K filed on May 31, 2006, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Camden Property Trust’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

9,000,000 Common Shares
CAMDEN PROPERTY TRUST
COMMON SHARES OF BENEFICIAL INTEREST

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